Att
8-17-2004

BB 8/12

SECURI 04019737 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Australia Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 34th Floor
(No. and Street)

New York, NY 10166
(City) (State) (Zip Code)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ferrari, CFO 212 916 9590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — if individual, state last, first, middle name)

757 Third Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

RECD S.E.C.
AUG 09 2004

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

8/17

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
National Australia Capital Markets LLC:
(A Limited Liability Company and
A Wholly Owned Subsidiary of National Australia Bank

We have audited the accompanying statement of financial condition of National Australia Capital Markets LLC, a Limited Liability Company (the Company), a wholly owned subsidiary of National Australia Bank, as of September 30, 2003, and the related statements of operations, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Australia Capital Markets LLC as of September 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 25, 2003

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)
(A Wholly Owned Subsidiary of National Australia Bank)

Statement of Financial Condition

September 30, 2003

Assets		
Cash and cash equivalents	$	7,861,655
Due from clearing broker (note 5)		260,084
Due from affiliate (note 3)		1,982,851
Accrued interest receivable		59
Deferred tax assets		281,820
Other assets		51,984
Total assets	$	10,438,453
Liabilities and Members' Equity		
Due to affiliate (note 3)	$	2,152,763
Income taxes payable (note 4)		1,070,458
Accrued interest payable		643
Accrued expense		26,000
Total liabilities		3,249,864
Commitments and contingencies (note 5)		
Subordinated borrowings (note 3)		6,000,000
Members' equity (note 1):		
Members' contribution		375,000
Retained earnings		813,589
Total members' equity		1,188,589
Total liabilities and members' equity	$	10,438,453

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) *Nature of Operations and Organization*

National Australia Capital Markets LLC (the Company or NACM), is a wholly owned subsidiary of National Australia Bank Limited (NAB) based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998 as a limited liability company. NAB owns 100% of all the membership interest in the Company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow. The accompanying financial statements may not necessarily be indicative of the condition that may have existed, or results of operations, if the Company had been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

(b) *Cash Equivalents*

Cash equivalents are comprised of cash with maturities of ninety days or less, except for cash pledged with the clearing broker.

(c) *Income Taxes*

Income taxes are accounted for under the asset and liability method as required under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) *Use of Estimates*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(Continued)

(2) Commissions

The Company, acting as an agent, executes buy and sell trades for its customers. The Company charges certain basis points for commissions on trades that it executes on behalf of its customers. During the year ended September 30, 2003, the Company executed trades in the form U.S. and foreign government securities.

(3) Related Party Transactions

In March 2001, the Company entered into a subordinated loan agreement with the National Australia Bank Limited for working capital purposes. The amount of the loan was $10,000,000 at a rate of LIBOR plus 0.75% and will mature in March 31, 2004. The agreement has been approved by the National Association of Securities Dealers, Inc. as a satisfactory subordination agreement. As of September 30, 2003, the outstanding amount on this loan is $6,000,000. The Company also has a short-term intercompany placement of $1,982,851, with an affiliate as of September 30, 2003.

In March 2001, the Company also entered into a three-year agreement enabling the Company to borrow an aggregated amount not to exceed $20,000,000 through a Revolving Subordinated Loan Agreement with the New York Branch of National Australia Bank Limited. The agreement has been approved by the National Association of Securities Dealers, Inc. as a satisfactory subordination agreement. There were no borrowings against this facility at September 30, 2003. Commitment fees on the facility were not significant.

(4) Income Taxes

The income taxes included in the financial statements are based on the effect of including its results of operations in the Federal and combined state and local income tax returns of the New York Branch of National Australia Bank Limited after making appropriate adjustments arising from income tax regulations. Total income tax provision of $251,000 was recorded at an effective rate of 45% in 2003. No benefit of net operating loss was given to state and local taxes.

Deferred income taxes at September 30, 2003 consist primarily of net operating lose carryforwards. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2003, as management believes that it is more likely than not that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from taxable income that have already been recognized for financial reporting purpose.

(5) Commitments and Contingencies

Clearing Broker Agreement

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The Company has placed a $250,000 deposit with such clearing broker.

(Continued)

(6) Net Capital Requirements

As a registered broker-dealer and a member of the National Association at Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-l which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2003, the Company had net capital of $4,847,053, which exceeded the regulatory requirement by $4,630,287.